[Letterhead of Arnold & Porter LLP]

September 22, 2006

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

Re:	Union Street Acquisition Corp.
Registration Statement on Form S-1
File No. 333-136530
Filed August 11, 2006

Dear Mr. Reynolds:

As counsel to Union Street Acquisition Corp., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-136530) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. A. Clayton Perfall of the Company, dated September 15, 2006 (the “September 15 Letter”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the September 15 Letter, and is followed by the corresponding response of the Company. All page references in responses are to pages of the blacklined version of Amendment No. 1.

We have provided to each of you and Mr. Duc Dang a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on August 11, 2006. These changes have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.	Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

RESPONSE

The Company will comply with the Staff’s comment.

Registration Statement Cover Page

2.	Revise footnote four to clearly indicate what is covered by Rule 416 or remove the reference.

RESPONSE

In response to the Staff’s comment, we have deleted footnote four.

Prospectus Cover Page

3.	We note that you intend to list your securities on the American Stock Exchange. Please advise us of the standard and criteria you intend to list under.

RESPONSE

The Company intends to list its securities on the American Stock Exchange under Section 1.01(d) INITIAL LISTING STANDARD 4 of the AMEX Company Guide, which requires the Company to have a total market capitalization of $75 million, an aggregate market value of publicly held shares of $20 million, a minimum public distribution of 1,000,000 shares together with a minimum of 400 public shareholders and a minimum per share price of $3.

4.	We note the disclosure in footnote two that the amounts above exclude deferred compensation. Please revise your table to reflect the economic impact of your arrangements as it does not appear the “proceeds to us” line is accurate.

RESPONSE

In response to the Staff’s comment, we have modified footnote two on the Prospectus cover page.

Prospectus Summary, page 1

5.	Please revise to remove the management disclosure from this section as it is intended to be a summary and repetition does not enhance disclosure. Provide a cross reference to your Item 401 of Regulation S-K disclosure if you want to direct readers to such disclosure.

RESPONSE

We have modified the disclosure in the summary concerning the management team to focus on the important information concerning their background that we believe is of particular interest to investors. As a newly formed company with no current operations, we believe that the management team and their past record will be an important consideration for potential investors in making their investment decision and that including this information in the summary is appropriate. However, in response to the Staff’s comment, we have taken out of the summary the information that is strictly responsive to, and repetitive of, the disclosure with respect to management that appears elsewhere in the Prospectus.

6.	We note the disclosures here and in your Item 101 of Regulation S-K disclosure that no one has “on your behalf’ engaged in any efforts to locate a target. Considering the background of your management members, is it possible they are aware of possibilities in their separate capacities which they may direct to you afterwards? Considering you are selling your plan to acquire a business and nothing more, your initial shareholders’ knowledge and motivations in taking part in this company are material to the public’s understanding of your company. Please revise to disclose all material knowledge in this document.

RESPONSE

The Company’s management members and initial stockholders have not begun the process of identifying a specific target and are not currently aware of a specific target to which they intend to direct the Company’s efforts afterwards. The Company agrees that the knowledge of its initial stockholders is material to the public’s understanding of the Company, which is why we have provided background on the initial stockholders, the types of companies they might seek to acquire and the networks of relationships that they have and will seek to exploit in pursuing a potential acquisition.

7.	We note that you were organized and sponsored by Union Street Capital Management, LLC. Please disclose the business activities of Union Street Capital, clearly state its role in your business plan, and explain the reason it organized and sponsored your company. We may have further comment.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure regarding Union Street Capital Management, LLC on page 2 and have provided expanded disclosure regarding Union Street Capital Management, LLC on page 69.

8.	Please remove the reference to “certain limited exceptions” to the restrictions on the transferability of common stock and warrants held by existing stockholders. Instead, clearly state those specific exceptions.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on pages 7, 73, 77 and 87.

9.	We note the disclosure on page eight that a condition to any combination is that “public stockholders owning fewer than 20% of the shares” exercise their conversion rights. In the appropriate section, please revise to clarify whether you could propose a transaction that is conditioned on less than 19.99% of the public shareholders exercising their conversion rights.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on pages 12 and 56 to clarify that we will not propose a transaction that is conditioned on less than 19.99% of the public stockholders exercising their conversion rights.

10.	Please explain why you will only seek approval regarding dissolution in conjunction with a proxy if it is within 90 days of the 24 months. The company may only extend the 18-month time period for the specific transaction covered by the letter of intent; therefore, if that transaction is not approved it would appear the company must at that point seek dissolution and liquidation.

RESPONSE

The reason for seeking approval in the proxy statement with respect to a proposed transaction presented within 90 days of the 24-month period in which a transaction is required to be consummated is to avoid additional delays in the process of dissolution and liquidation. If we were not to do so and the transaction were rejected by the stockholders, a new proxy seeking authorization from the stockholders for the dissolution and liquidation of the Company would need to be prepared and submitted to the Commission for review. Only when this proxy had been declared effective by the Commission could it be delivered to the stockholders and a special meeting be held to obtain stockholders’ approval. This process will likely take more than 90 days, and the subsequent delay could prevent the timely liquidation and distribution of the funds in the trust account to the public stockholders.

These concerns would not apply to a proxy declared effective prior to the 90 day period. In this situation, we believe that it is likely that the actions necessary to proceed to the dissolution and liquidation of the Company and the distribution of the funds in the trust account to the public stockholders could be accomplished within a time frame that would not require substantial delay beyond the end of the 24-month period. In that context, a separate proxy seeking dissolution and liquidation could be filed in the usual way.

If the transaction that permitted us to extend the 18-month time period is not approved, we would seek dissolution and liquidation promptly, even if it was more than 90 days prior to the end of the 24 month period. We have revised the disclosure on pages 10 and 58 to clarify this last point.

11.	We note the statement that you believe you will have sufficient funds available outside the trust to pay the estimated costs of dissolution and liquidation. Please provide the basis for this statement. Also, clarify to explain how such expenses will be paid if there are insufficient funds available outside of the trust.

RESPONSE

Messrs. Perfall and Burke have agreed to indemnify the Company for out-of-pocket costs associated with the dissolution and liquidation of the Company, excluding any special, indirect or consequential costs, such as litigation, pertaining to such dissolution or liquidation. Disclosure to this effect has been added on pages 9 and 56.

Risk Factors, page 13

12.	In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

RESPONSE

In response to the Staff’s comment, we have deleted the language.

13.	Revise risk factor six to clearly state the number of blank check companies that are currently in the registration process, as these may also be competing for target businesses.

RESPONSE

In response to the Staff’s comment, we have provided the requested disclosure on pages 15 and 16.

14.	We note the disclosure in risk factor seven that you may not have enough funds reserved to cover the cost associated with the search and consummation of the a [sic] business combination. In the appropriate section, please revise to clarify if, in the event you do not have enough proceeds, you would seek loans from third parties. If you could seek loans, please revise to clarify if any initial shareholders would be personally liable for the repayment of such loans.

RESPONSE

In response to the Staff’s comment, we have revised the disclosure on page 16 to clarify that we may obtain loans from third parties to cover the costs associated with the search and consummation of a business combination. In such event, the lenders would be treated like other creditors of the Company. We would seek to have the lenders waive any claim to any monies held in the trust account for the benefit of the public stockholders, but would not be obligated to obtain such a waiver. Mr. Perfall and Mr. Burke would be personally liable for ensuring that the proceeds in the trust account are not reduced by the claims of such lenders if such lenders do not provide a valid and enforceable waiver of claims to the trust account, to the extent that the requirement to repay such loans actually reduces the amount in the trust account.

15.	We note your statement that claims against the trust could take priority over the claims of public stockholders. Provide us with a legal analysis as to when the claims of the public stockholders would be prior to the claims of creditors of the company. We may have further comment.

RESPONSE

Under Delaware General Corporation Law §§280 and 281, the claims of creditors take priority over the claims of stockholders. However, the statement in the risk factor that claims by a creditor of the Company against the trust could take priority over the claims of public stockholders immediately follows disclosure regarding the intent of the Company to seek waivers of claims against the monies held in the trust account. If a valid and enforceable waiver is in place, we believe that the claims of the public stockholders to the monies in the trust account would be prior to the claims of such creditors with respect to those monies. If a waiver is not valid and enforceable, the indemnification would apply. Thus, we think the disclosure as drafted, in particular in the context of the other disclosure in the risk factor, is accurate.

16.	Specifically name the individuals who have agreed to be liable for claims against the trust in risk factor 11.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 18.

17.	Please revise risk factor 17 to specifically name those individuals that are expected to remain with the company following a business combination. Please discuss in greater detail the potential conflicts of interest. For example, the employment agreements will be negotiated at the same time as the business transaction is being negotiated.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 21.

18.	The narrative of risk factor 18 does not discuss the risk in the subheading, i.e. the loss of executive officers affecting your ability to operate. Instead, the narrative appears to be a continuation of risk factor 17. Consider incorporating this risk factor with risk factor 17 or revise the narrative to focus on the risk set forth in the subheading.

RESPONSE

In response to the Staff’s comment, we have combined the two risk factors under a single heading. See the modified disclosure on pages 21 and 22.

19.	Revise risk factor 24 to clearly state all affiliations of officers, directors, and existing stockholders with companies in the business services industry. Clarify whether these individuals are aware of any potential opportunities as a result of their affiliations with such companies. Clarify those circumstances where the company will consider affiliated companies. We may have further comment.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 24.

20.	We note the disclosure in risk factor 30 that you could combine with a company that has a history of “poor operating performance.” In the appropriate section, please revise to define your use of the phrase “poor operating performance” and explain how you would determine the valuation of such company.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 27.

21.	Given your lack of a specific target business, risk factors 31, 32, and 43 appear speculative at this point.

RESPONSE

In response to the Staff’s comment, we have deleted risk factors 31, 32 and 43.

22.	Risk factors 16 and 34 appear to discuss the same risk, the potential need for additional financing. Please combine.

RESPONSE

In response to the Staff’s comment, we have deleted risk factor 34 and modified the disclosure in risk factor 16 on page 21.

23.	We note the disclosure in risk factor 39 concerning the need of an effective registration statement for the exercise of your warrants. In the appropriate section, please revise to clarify if the private placement warrants are exercisable during a period in which you do not have an effective registration statement relating to the shares underlying your public warrants. If so, add a risk factor.

RESPONSE

As disclosed on page 3 under the heading “The Private Placement” and on page 76 under the heading “Warrants”, the private placement warrants will not be exercisable at any time when a Registration Statement is not effective and a prospectus is not available for the public warrant holders. In response to the Staff’s comment, we have added similar disclosure in risk factor on page 29.

Use of Proceeds, page 35

24.	You disclose in a footnote that the uses of net proceeds not held in trust are estimates only and that actual expenditures may differ substantially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

RESPONSE

In response to the Staff’s comment, we have revised footnote two on page 35.

Proposed Business, page 45

25.	We note the disclosure on page 45 that based on the BEA’s data, you “believe” that the target industry represents 40% of the U.S.’s GDP and is growing at approximately 7%. Please clarify if the BEA data represents the disclosed trend or if you are merely stating a projection.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 45.

26.	We note the first three bullet points on page 45. Please revise to clarify if you will only consider companies that evidence the ability to utilize “economies of scale,” have limited capital expenditure requirements, and superior cash flow dynamics. Also, please revise to define your use of the phrase “superior cash flow dynamics” and the basis for your belief that this is a characteristic of the industry.

RESPONSE

The referenced bullet points briefly describe general characteristics of companies in the business services industry. The disclosure does not state that the Company will only consider companies that evidence these attributes. However, in response to the Staff’s comment regarding use of the term “superior cash flow dynamics,” we have revised the disclosure on page 45.

27.	We note the disclosure on page 48 that you believe management’s experience provides you with a competitive advantage in evaluating targets. Please revise to clarify if the noted disclosure implies that the other blank check companies’ managements are not as qualified as yours. Explain the basis for your belief that you have a competitive advantage.

RESPONSE

The Company does not view blank check companies as its principal competitors. Management believes that in addition to blank check companies, leveraged buyout funds,

venture capital funds and operating businesses seeking acquisitions will compete with the Company for business combination opportunities. In addition, many blank check companies do not limit their target businesses to any specific industry or focus their efforts on industries other than business services. Therefore, we do not believe it is appropriate disclosure to compare our management team’s experience to that of other blank check companies.

We believe the fact that our management has relevant experience identifying and consummating acquisitions in the business services industry, based on their over 100 years of experience and strong reputations in this industry. This experience provides a number of advantages, as pointed out on pages 48-49 of the Registration Statement. Not only has the Company’s management developed broad contacts with decision makers and others knowledgeable in the industry that, we believe, will provide a source of deal flow, they have the background and the ability to effectively evaluate business combination opportunities in the business services industry. We further believe that the success that the members of our management have demonstrated in consummating successful acquisitions and operating businesses in this industry will give them credibility with the managements of target businesses that will assist us to convince those target businesses to consummate a business combination with the Company. The extent of this background and the personal and professional qualities of our management, we believe, also differentiates them from the management of competing blank check companies that are focused on the business services sector and constitutes a real competitive advantage.

28.	We note the disclosure on pages 48 and 49 are similar to the disclosure in your Item 401 of Regulation S-K disclosure. Please revise to combine the disclosure as repetition does not enhance this document.

RESPONSE

We have responded to this comment by modifying the Item 401 of Regulation S-K disclosure that appears on pages 66 and 67 of the prospectus. The information in the “Management” section is now responsive to Item 401 or Regulation S-K, but is not duplicative of the information that appears on pages 48 and 49. The disclosure on pages 48 and 49 focuses on the important information concerning management’s background that we believe is of particular interest to investors. As a newly formed company with no current operations, we believe that the management team and their past record will be an important consideration for potential investors in making their investment decision and that including this information in the Prospectus is appropriate.

29.	We note the disclosure on pages 48, 49, 65, and 66 concerning management member(s)’ past experiences in increasing the revenue of other companies. Please explain the relevance of such disclosure to your current business plans. In particular, it would appear that in order for the disclosure to be relevant, such member(s) would have to remain with you after any combination. Also, past performance of management is not necessarily indicative of future performance for an unidentified target business. Please revise to clarify.

RESPONSE

Much of the prior experience that the Company’s management had increasing revenue came through acquisitions and this experience in identifying and completing business combinations is indicative of the ability of our management to identify targets suited to be a platform for future growth. This experience is relevant in making the initial acquisition, whether or not management remains with the Company following the acquisition. In response to the Staff’s comment, we have added disclosure on page 49 to state that past performance is not necessarily indicative of future performance for an unidentified target business. We have also modified the disclosure concerning management on pages 66 and 67 to remove references to management’s past experiences in increasing the revenue of other companies.

30.	Given the lack of specific steps taken by the company and management in identifying a target business or specifics in the industry, provide the basis for your belief that “there are a number of target businesses that are attractive business combination targets for us” or remove.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 51.

31.	We note the list of criteria you have included on pages 51 and 52. The list you have seems very general and does not appear to provide much insight to investors. Considering you are selling your plan to combine with an operating company, the disclosure you provide should encompass your plans in detail so that investors could make an informed decision. If you were to seek out a third party finder, it would appear you would have to provide them with a list of criteria they would use to narrow their search. In such event, any criteria you would provide a finder or consulting company is the same type of disclosure that would appear important to investors. Please revise accordingly or advise.

RESPONSE

We respectfully disagree with the Staff’s view that the list of criteria is “general” and “does not appear to provide much insight to investors”. We believe these criteria represent the type of specific criteria we would provide to a third party finder and are sufficient to provide guidance, both to a third party finder and to potential investors in the Company, regarding the types of business combination transactions we would consider to be attractive.

32.	On page 52, we note the disclosure that your board will determine the fair market value of any target. Please clarify if management will be able to hire third parties to perform the due diligence and valuation of the target company. In presenting a combination as being in the best interest of your shareholders, clarify if management will be required to perform its own valuation and analysis and quantify such value for shareholders. If not, clarify the information that management intends to provide to shareholders regarding valuation of the target.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 53 to clarify that management could, but is not required to, hire third parties to perform the due diligence and valuation of the target company. Furthermore, the directors of the Company, in accordance with their fiduciary duties under Delaware law, will determine whether the transaction is in the best interest of the stockholders, which may include conducting a valuation, but may also include all other considerations contemplated under Delaware case law interpreting the fiduciary duties of directors in the context of an acquisition. Similarly, the information provided to stockholders would be that required as a matter of Delaware corporate law and the Commission’s proxy rules.

33.	We note that Article Three of your certificate of incorporation states that your business purpose is to engage in any lawful business. Please revise to clarify if that remains the business purpose even if you are not able to complete a business combination before the 18/24 month termination date.

RESPONSE

In response to the Staff’s comment, we have amended the Company’s certificate of incorporation to clarify that the Company’s purpose and powers following the expiration of the permitted time periods for consummating a business combination will be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation.

34.	We note the disclosure on page 56 about the indemnification to be provided by your executive officers. Please revise to clarify if there is a material difference between an indemnification arrangement and a situation where each executive officer is included in every contract as a liable party to the contract. For instance, if they were a party to all your contracts, a creditor could directly seek remedies from your executive officers. Will they be able to do the same under the indemnification arrangement?

RESPONSE

In response to the Staff’s comment, we have revised the disclosure on page 57 to further clarify that the Company’s executive officers are only providing indemnification to the extent described in the Prospectus and will not be parties to the Company’s contracts or be in direct contractual privity with third party vendors.

35.	We note that the indemnification is limited to vendors and target businesses. Clarify what is meant by the term “vendors.” Clearly disclose those claims that would be covered by this agreement and those claims that would not be covered by this agreement. Clearly disclose any limitations on the indemnification.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 57 to clarify the term “vendor”, and to provide further clarity regarding claims that would be covered and any limitations on the indemnification.

36.	In your table captioned “comparison to offerings of blank check companies,” please revise to include the comparison of dissolution under your structure when applying applicable Delaware law and under the structure required by Rule 419 of Regulation C.

RESPONSE

Rule 419 of Regulation C does not specifically discuss the process for dissolution of a blank check company following release of funds held in a trust or escrow account and we are not aware of any public statements by the Staff concerning the dissolution process under Rule 419 of Regulation C. Accordingly, we believe that the process described in detail under the heading “Dissolution and Liquidation if No Business Combination” beginning on page 56 would be the same under a Rule 419 offering. Given that we are not aware of any differences under the two types of offerings, we do not propose to add disclosure in the comparison section. We also note that our disclosure is substantially identical to the disclosure in other offerings by blank-check companies that were recently declared effective by the Staff.

Management, page 65

37.	For all entities listed that your members of management have been associated with, please revise to disclose the time frame of such association and briefly discuss the business of each entity.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on pages 66 and 67.

38.	We note the common association with AHL Services, Inc. Please revise to clarify if you could be considered a portfolio company of AHL.

RESPONSE

The Company is not a portfolio company of AHL. AHL will not hold any direct or indirect equity interest in the Company. Messrs. Perfall, Burke and Fletchall, collectively, hold a minority, non-controlling equity interest in AHL.

39.	Disclose the period during which each officer has served in this capacity.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on pages 66 and 67.

Certain Relationships and Related Transactions, page 68

40.	We note that your three officers are members of Union Street Capital Management, LLC. Please revise your Item 401 of Regulation S-K to include the association of your management with the noted entity. Also, in this section, please revise to disclose the ownership of Union Street Capital Management.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 66 and have provided relevant information concerning Union Street Capital Management and its ownership on page 69.

41.	Add disclosure to the conflicts of interest discussion relating to the conflicts arising from negotiating employment agreements of officers, directors or existing shareholders at the same time as the merger agreement is being negotiated.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on page 70.

42.	We note your disclosure here and on page II-4 (Item 15—Recent Sales of Unregistered Securities) regarding the transfer of 62,500 shares of common stock by your founders to two of your newly appointed directors for an aggregate purchase price of $500 or $0.008 per share. Please disclose the date of each transfer and the relationship of each transferee to the founders.

RESPONSE

In response to the Staff’s comment, we have modified the disclosure on pages 69 and II-4 to disclose the date of each transfer. We further advise the Staff that there is no relationship between any of Union Street Capital Management or Messrs. Perfall, Burke or Fletchall, on the one hand, and the two individuals who have agreed to serve as independent directors, on the other.

43.	We note that when shares are transferred by a principal stockholder to settle an obligation of the registrant, or in exchange for services received by the registrant, the economic substance of the transaction is a capital contribution by the shareholder for the payment of the registrant’s expenses. In such cases, Staff Accounting Bulletin Topic 5.T. requires an expense to be recorded equal to the fair value of the shares transferred. With respect to each subsequent transfer of shares by your major shareholder outlined above, please tell us how you evaluated the guidance in Staff Accounting Bulletin Topic 5.T.

RESPONSE

The shares were transferred by the principal stockholder to the newly appointed directors on August 7, 2006, prior to the filing of the initial Registration Statement. The shares were transferred for $500 or $0.008 per share, consistent with the subscription price upon incorporation on July 18, 2006, and with the stock issuance on July 24, 2006. It is the Company’s opinion that there was no increase in the fair value of the shares as of August 7, 2006, that the shares were transferred to the directors at fair value and as such there is no requirement to record a capital contribution or corresponding expense by the Company as provided under Staff Accounting Bulletin Topic 5.T.

Principal Stockholders, page 72

44.	We do not understand the reference to the “purchases units in the private placement” on page 72. Please revise to clarify.

RESPONSE

In response to the Staff’s comment, we have revised the disclosure on page 73.

Shares Eligible for Future Sale, page 76

45.	In light of the Ken Worm letter, explain the reference to shares being eligible for resale under Rule 144 after 2008.

RESPONSE

We have included the disclosure regarding the Commission’s position on the availability of Rule 144 for resales by promoters of blank check companies. As noted in that disclosure, the Ken Worm letter acknowledged that sales pursuant to Rule 144 would be in technical compliance with that Rule. In light of this, it is possible that a court could find that the Commission’s position is not correct and that Rule 144 is available for these resales. Therefore, we think it is appropriate to disclose to investors when the founders shares would be eligible for resale under Rule 144, if available. We further note that most other blank-check companies have included substantially similar disclosure.

Underwriting, page 92

46.	On page 82, we note that the underwriters may change the public officer [sic] price and other selling terms. Please explain the “other selling terms” that may be changed. Please tell us how any change in the offering price or other selling terms would be reflected in the prospectus.

RESPONSE

The underwriters have informed us that, while they may change the public offering price if all of the units are not sold at the initial public offering price, the only other selling terms of the units are the concession and discount to broker/dealers. We have therefore modified the disclosure on page 85 accordingly. The underwriters have also informed us that they will inform all purchasers of the units at the revised offering price of the change through the distribution of an updated disclosure package.

47.	We note the contingent nature of part of the underwriters’ compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

RESPONSE

In response to the Staff’s comment, we have added the additional disclosure on page 86.

July 18, 2006 (inception) through July 28, 2006 Audited Financial Statements

Note C—Proposed Offering, F-8

48.	Please revise your description of the warrants to be consistent with the disclosure provided on page 75. Please disclose that the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants.

RESPONSE

In response to the Staff’s comment, we have revised Note C on page F-9.

Exhibits

49.	There appears to be a number of material agreements that should be filed as exhibits and included in the exhibits list, for example and without limitation, the warrant agreement, the registration rights agreement, the underwriting agreement, the trust agreement, the private placement agreement, the legality opinion, etc. Please revise the exhibits list accordingly and file the material agreements. We may have further comment.

RESPONSE

In response to the Staff’s comments, we have modified the exhibit list to include all exhibits proposed to be filed and indicated whether such exhibits have been previously filed, are being filed with this amendment, or will be subsequently filed.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 703-720-7011 or Amanda Newby at 703-720-7032.

Very truly yours,

By:	/s/ Kevin J. Lavin
Kevin J. Lavin

cc:	Mr. Duc Dang — Securities and Exchange Commission

Mr. A. Clayton Perfall — Union Street Acquisition Corp.